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October 21, 2016

VIA HAND DELIVERY AND EDGAR

Robert F. Telewicz, Jr.
Branch Chief
 Office of Real Estate and Commodities
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Seritage Growth Properties Form 10-K for the fiscal year ended December 31, 2015 Filed March 11, 2016 File No. 001-37420

Dear Mr. Telewicz:

On behalf of Seritage Growth Properties ("Seritage Growth Properties" or the "Company"), set forth below is the response to the comment of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated October 7, 2016, regarding the Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-37420) (the "Form 10-K") filed on March 11, 2016.

For your convenience, the Staff's comment is set forth in bold, followed by the response on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10-K.

Form 8-K 2.02 filed on May 6, 2016

Exhibit 99.1

Operational highlights

1.
We have considered your response to our prior comment 3.  In addition to the expanded disclosure proposed in your response, please enhance your disclosure in future filings to provide quantitative disclosure of the adjustments made to total quarter to date NOI to arrive at annualized total NOI.

Response:  The Company acknowledges the Staff's comment and will enhance its disclosure as requested starting with the announcement of our financial results as of and for the quarter ended September 30, 2016, which will be filed with the Commission on a Form 8-K.

* * * * * *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Sebastian L. Fain of Wachtell, Lipton, Rosen & Katz, at (212) 403-1135 or at SLFain@wlrk.com.

 Sincerely yours,
/s/ Brian Dickman

Brian Dickman
 Executive Vice President and Chief Financial Officer
Seritage Growth Properties

Enclosures
cc:           Sebastian L. Fain
Wachtell, Lipton, Rosen & Katz
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